SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2003

VEOLIA ENVIRONNEMENT
 (formerly Vivendi Environnement)
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Strategic Rail Authority (SRA) ends negotiations on South Eastern franchise

Paris, June 27th, 2003. The Strategic Rail Authority (SRA) has informed Connex of its unilateral decision to end the negotiation process started in 2002 in view of restoring the economic viability of the South Eastern rail franchise for years 2004-6. The SRA has placed Connex on 6 months’ notice ending 31 December 2003.

The SRA has announced its intention to issue a call for tender very soon for the new “Integrated Kent Franchise”, incorporating South Eastern services.

Connex does not understand this decision, especially since Connex’s performance in recent years has proven systematically better than those of the 2 other major commuter franchises in the South London area.

From now, Connex will continue to manage day-to-day business with professionalism and responsibility, avoiding any adverse effect of this decision to the staff and the customers.

Connex, the Transport division of Veolia Environnement, is the first European private operator of public passenger transport. Present in 22 countries, Connex realised in 2002 a turnover of 3.4 billion euros. Connex has 55,200 employees worldwide. Connex operates 24,200 road vehicles and trains and carries over 1,4 billion passengers a year.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investor contact: Brian Sullivan +(1) 401 737 4100

Press release also available on http://veoliaenvironnement-finance.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 27, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer